SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34645; File No. 812-15283

Cypress Creek Private Strategies Master Fund, L.P., et al.

July 11, 2022

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order ("Order") under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies and closed-end management investment companies to co-invest in portfolio companies with certain affiliated investment entities.

Applicants: Cypress Creek Private Strategies Master Fund, L.P., Endowment Advisers, L.P., d/b/a Cypress Creek Partners, CCP Coastal Redwood Fund, LP, CCP Sierra Redwood Fund, LP, and Marinas I SPV, LLC.

Filing Dates: The application was filed on November 16, 2021 and amended on December 8, 2021, May 13, 2022 and June 27, 2022.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on August 5, 2022, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Benjamin Murray, Benjamin.murray@cypresscreekpartners.com and George J. Zornada, George.Zornada@klgates.com.

FOR FURTHER INFORMATION CONTACT: Christopher D. Carlson, Senior Counsel, or Trace W. Rakestraw, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For applicants' representations, legal analysis, and conditions, please refer to applicants' third amended and restated application, dated June 27, 2022, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

 For the Commission, by the Division of Investment Management, under delegated authority.

      J. Matthew DeLesDernier,
      Assistant Secretary.